                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                  FOR THE QUARTER ENDED JUNE 30, 1998



                               CONTENTS

                                                                Page

   Statements of Income and Retained Earnings                     1

   Balance Sheets                                               2-3

   Information Concerning Mine Operations and
     Capital Improvements                                         4

   Calculation of Cost of Capital and
     Statement of Cost of Commercial Coal Sold and Shipped        5

   Statement of Cost of Operation                                 6

   Analysis of Mining Plant in Service                            7

                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                  FOR THE QUARTER ENDED JUNE 30, 1998
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $21,811

COST OF OPERATION                                           22,152

OPERATING LOSS                                                (341)

NONOPERATING INCOME                                            179

LOSS BEFORE FEDERAL INCOME TAXES                              (162)

FEDERAL INCOME TAX CREDIT                                     (166)

NET INCOME                                                 $     4



                    STATEMENT OF RETAINED EARNINGS
                  FOR THE QUARTER ENDED JUNE 30, 1998
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                                $2

NET INCOME                                                     4

BALANCE AT END OF PERIOD                                      $6


The common stock of the Company is wholly owned by Ohio Power Company.

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           June 30,
                                                             1998
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                   $59,828
  Construction Work in Progress                                  16
         Total Mining Plant                                  59,844
  Accumulated Depreciation and Amortization                  37,331

         NET MINING PLANT                                    22,513

CURRENT ASSETS:
  Cash and Cash Equivalents                                  20,414
  Accounts Receivable:
    General                                                   3,019
    Affiliated Companies                                      4,769
  Coal                                                          286
  Materials and Supplies                                      3,487
  Other                                                         156

         TOTAL CURRENT ASSETS                                32,131

DEFERRED INCOME TAXES                                         7,284

REGULATORY ASSETS                                               873

DEFERRED CHARGES                                                129

           TOTAL                                            $62,930

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          June 30,
                                                            1998
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                             $  -
  Paid-in Capital                                             -
  Retained Earnings                                              6

         TOTAL SHAREHOLDER'S EQUITY                              6

LONG-TERM DEBT - Finance Obligations                         6,856

OTHER NONCURRENT LIABILITIES:
  Obligations Under Capital Leases                           1,137
  Accrued Postretirement Benefits Other Than Pensions        9,214
  Operating Reserves                                        15,122

         TOTAL OTHER NONCURRENT LIABILITIES                 25,473

CURRENT LIABILITIES:
  Long-term Debt Due Within One Year                           570
  Accounts Payable:
    General                                                  1,142
    Affiliated Companies                                     1,788
  Taxes Accrued                                              1,151
  Accrued Vacation Pay                                       1,272
  Workers' Compensation Claims                               2,544
  Obligations Under Capital Leases                           1,067
  Other                                                      1,515

         TOTAL CURRENT LIABILITIES                          11,049

REGULATORY LIABILITIES                                      19,522

DEFERRED CREDITS                                                24

           TOTAL                                           $62,930

                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                  FOR THE QUARTER ENDED JUNE 30, 1998

   There were no significant changes with regard to the Company's operations and mining plant during the quarter.

                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                  FOR THE QUARTER ENDED JUNE 30, 1998
                    (in thousands, except as noted)
                                                                                                      April through
                                                                                                           June
                                                                                                           1998
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                 $   -
            Paid-in Capital                                                                                  -
            Excess of Acquisition Cost Over Net Book Value                                                    172

       B. Rate of Return Allowable per HCAR No. 26573: 10.51% per annum, 2.6275% per quarter              .026275

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      4
            2. Year-to-Date                                                                              $    114

       D. Net Income per Statement of Income                                                             $      4
            Add: Interest Charges                                                                            -
            Less: Nonoperating Income                                                                         179

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (175)
            2. Year-to-Date                                                                              $   (143)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 21,986

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (175)

       C. Cost Applicable to Current Quarter Coal Billings                                                 21,811
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    3,223
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 18,588

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                414,938

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $44.80

(a)     As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.
/TABLE

                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                  FOR THE QUARTER ENDED JUNE 30, 1998


                                                       (in thousands)

Direct Labor-UMW*                                          $   665
Indirect Labor-UMW*                                          1,673
Benefits-UMW*                                                1,829
Salaries and Benefits-Nonunion                               1,523
Operating Supplies                                             941
Repair Parts and Materials                                   2,297
Electricity and Other Utilities                                525
Outside Services-Maintenance, Haulage and Reclamation          935
Taxes Other Than Federal Income Taxes**                      1,859
Rental of Equipment                                            653
Depreciation, Depletion and Amortization                     1,234
Royalties                                                    1,020
Reclamation                                                    935
Mining Cost Normalization***                                 4,077
Other Production Costs                                       2,205

Subtotal                                                    22,371

Transfers of Production Costs (to)/from Coal Inventory        (219)

          Total                                            $22,152

  * United Mine Workers of America.
 ** Excludes  FICA, Federal Unemployment and  State Unemployment.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                             JUNE 30, 1998
                                                             Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   634    $  -       $   634

Mining Structures and Equipment       48,120     30,379     17,741

Coal Interests (net of depletion)      1,033       -         1,033

Mine Development Costs                10,041      6,952      3,089

    Total Mining Plant
      in Service                     $59,828    $37,331    $22,497